Exhibit 21.*

The following chart sets forth the Company’s corporate structure:

Las Vegas From Home.com Entertainment Inc.
(“Las Vegas” or “LVFH” or the “Company” or the “Registrant”)
(a British Columbia corporation)

Action Poker became a wholly owned subsidiary of the Company upon the dissolution of the Company’s former subsidiaries Touchdown Inc. and, Endzone Inc.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., (“APG”) a Cypriot Corporation. The Company’s wholly owned Cypriot subsidiary, APG has commenced its operations in Cyprus and currently employs 16 people. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant. Furthermore, the Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive. The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries.